UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  June 30, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TOTAL VOTING RIGHTS

TOTAL NUMBER OF VOTING RIGHTS AND SHARE CAPITAL IN NOVO NORDISK A/S AS OF 30 JUNE 2009.

In accordance with Section 6 of the Danish Statutory Order on Issuers Disclosure Obligations, Novo Nordisk is required to publish the total number of voting rights and the size of the share capital in Novo Nordisk as per the end of the month where changes have occurred.

Referring to Company Announcement no 35/2009 dated 22 June 2009, please find below a statement regarding the total number of voting rights and share capital in Novo Nordisk as per 30 June 2009.

                NUMBER OF SHARES
                  (NOMINAL VALUE       NOMINAL VALUE (DKK)       NUMBER OF VOTES
                          DKK 1)
A SHARES             107,487,200               107,487,200       107,487,200,000
B SHARES             512,512,800               512,512,800        51,251,280,000

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,900 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:

Media:                             Investors:

Outside North America:             Outside North America:
Elin K Hansen                      Mads Veggerby Lausten
Tel: (+45) 4442 3450               Tel: (+45) 4443 7919
ekh@novonordisk.com                mlau@novonordisk.com

                                   Kasper Roseeuw Poulsen
                                   Tel: (+45) 4442 4471
                                   krop@novonordisk.com

In North America:                  In North America:
Sean Clements                      Hans Rommer
Tel: (+1) 609 514 8316             Tel: (+1) 609 919 7937
secl@novonordisk.com               hrmm@novonordisk.com

Company Announcement 38 / 2009

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 30, 2009                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer